

Mail Stop 7010

July 28, 2006

Mr. Gregory B. Kenny
President and Chief Executive Officer
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076-9753

>   **RE: General Cable Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 15, 2006**
>   **Form 10-Q for Quarterly Period Ended March 31, 2006**
>   **Filed May 10, 2006**
>   **File No. 001-12983**

Dear Mr. Kenny:

We have reviewed your response letter dated July 12, 2006 to our letter dated June 26, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Forward Pricing Arrangements for Purchases of Copper and Aluminum, page 63

1. We have reviewed your response to our prior comment 5 in our letter dated June 26, 2006. In future filings, please revise your disclosures to clarify that you believe your forward pricing arrangements fall under the "normal purchases and normal sales" scope exemption of SFAS 133 because these contracts are for

purchases of copper and aluminum that will be delivered in quantities expected to be used by you over a reasonable period of time in the normal course of business and that, presumably, it is probable at inception and throughout the contract that that the contract will not settle net and will result in physical delivery.

In addition, please further clarify your basis for reflecting your forward pricing agreements in your consolidated statements of income when you take physical delivery of your copper or aluminum. We note that you account for this inventory under the LIFO method. However, it is unclear why you would reflect these agreements in your consolidated statements of income in periods where there is a LIFO increment. In these cases, we would expect the effects of the contracts to be recognized in inventory. Please advise.

Note 3. Acquisitions and Divestitures, page 67

2. We note your response to our prior comment 6 in our letter dated June 26, 2006. We do not believe that the definition of "significant subsidiary" in Rule 1-02(w) of Regulation S-X is an appropriate measure of materiality for the purposes of applying SFAS 141. As previously noted, your disclosures on page 46 indicate that Silec and Beru represent 14% of your total assets. Further, based on your disclosures on page 68, we note that in 2004, Silec's revenues were over 13% of your revenues. In addition, your response to prior comment 3 of our letter dated June 26, 2006, indicates that the Silec and Beru acquisitions were sufficiently large to create distortion in the accounts receivable turnover metric. Given the magnitude of these amounts, please provide us with the information discussed in paragraphs 51.e, 51.f, and 51.h separately for Silec and Beru so that we may better understand your assertions of immateriality. Please also provide us with quantitative information to support your assertion on page 68 that the pro forma disclosures required by paragraph 54 of SFAS 141 are not material.

Note 19. Segment Information, page 85

3. We have reviewed your response to prior comment 9. Please clarify the following for us:
- Please specifically identify each of your operating segments, as defined in paragraph 10 of SFAS 131, that you have aggregated into three reportable segments.
- Please identify for us your chief operating decision maker, as defined in paragraph 12 of SFAS 131.
- Please provide us with a management organizational chart so that we may see how your company is structured and who reports to the chief operating decision maker.
- You state in your response that you have provided us one of the internal financial reports provided to your chief operating decision maker as of December 31, 2005

and March 31, 2006. As previously requested, please provide us with a copy of all internal financial reports provided to your chief operating decision maker as of these dates.

- You state that you are managed consistent with the "matrix form" discussed in paragraph 15 of SFAS 131. Please clarify this statement, as we note from the reports you provided us that your chief operating decision maker does not appear to receive two overlapping sets of data – one for products and one for geographies. Instead, your chief operating decision maker appears to receive one report with some components based on geographies and others based on products.

4. With respect to your assertions regarding the aggregation of your operating segments, please clarify the following.

- With respect to the Industrial & Specialty segment, we continue to note that the individual components in this segment serve different markets, such as large distributors, retail channels, and OEM's. More importantly, as you indicate in your response, it appears that the individual components in this segment are driven by different factors and consequently, the financial results of the individual components have not followed the same economic trends over the last several years. Specifically, we note the Carol business, which focuses on repairs, was less susceptible to the severe economic downturn in the most recent business cycle because factory maintenance was still required during this period, as compared to the Industrial business, which focuses on new industrial construction. We also note that the Automotive business, whose economic drivers differ from the other components in this segment, has experienced profit margins in excess of the average for the Industrial & Specialty segment. These statements are further evidenced by the historical information you have provided us by component. Accordingly, it does not appear that these components are economically similar as required by paragraph 17 of SFAS 131 and that investors would benefit from disclosure of disaggregated information. As such, please further clarify why you believe aggregation of these components into an Industrial & Specialty segment is appropriate. As part of your response, please tell us the time frame in which you expect the operating performance of the Carol and the Industrial businesses to converge. In addition, please tell us the regions in which Carol and Industrial operate. Please also tell us the nature of Europe's business, as compared to that of Carol and Industrial.

- With respect to your Communication segment, we note your statement that the improvement in the profitability of the OVD products from 2002 to the present is mainly driven by both competitor consolidation and rationalization of certain of your facilities, whereas the Datacom business has not followed the same trajectory as the OVD business because you are a smaller player in this market, because of intense competition, and because of your inability to pass rising raw materials costs through to your customers as quickly as the OVD business. These statements are further evidenced by the historical information you have provided us by component. Accordingly, it again does not appear that these components are economically similar as required by paragraph 17 of SFAS 131 and that investors would benefit from disclosure of disaggregated information. As such, please further clarify why you believe aggregation of these components into a Communications segment is appropriate. As part of your response, please tell us the regions in which Datacom and OVD operate.

- With respect to your Energy segment, please tell us the regions in which Utility operates. Please also tell us the nature of Europe's business, as compared to that of Utility.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Note 14. Commitments and Contingencies, page 25

5. We note your response to prior comment 10 in our letter dated June 26, 2006. We note that you are producing at or near capacity and that there are no plans to complete major renovations and / or to demolish the facilities in question. However, your analysis of paragraph 5.b of Fin 47 remains unclear. While we note that wire and cable companies historically have not closed facilities in this portion of the business cycle, we assume there is historical data regarding the historical length of the business cycle. Accordingly, please tell us why your past practice, industry practice, of the facilities' estimated economic lives do not provide a sufficient basis for estimating the potential settlement dates.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief